Seaport West 155 Seaport Boulevard Boston, MA 02210-2600 617.832.1000 main 617.832.7000 fax

Hemmie Chang 617-832-1175 direct hchang@foleyhoag.com

May 12, 2017

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of Healthcare and Insurance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Genetic Technologies Corporation

Form 10-K for Fiscal Year Ended June 30, 2016

Filed September 12, 2016

File No. 001-36370

Dear Mr. Rosenberg:

This letter is submitted on behalf of Applied Genetic Technologies Corporation (“AGTC” or the “Company”) in response to additional comments presented to the Company telephonically by Jacob Luxenburg and Mary Mast of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 3, 2017.

The response contained herein is based upon information provided to Foley Hoag by the Company. Reference is made to the Company’s most recent prior response letter to the Staff dated April 19, 2017 (the “April 19, 2017 Response”).

Once the Staff has reviewed the responses set forth below, we would welcome the opportunity to discuss any additional questions the Staff may have.

Response 1:

In response to Ms. Mast’s and Mr. Luxenburg’s request, the Company has further revised the disclosure set forth as Exhibit A to the April 19, 2017 Response. The Company has appended hereto such further revised disclosure. The Company confirms that it intends to amend its Annual Report on Form 10-K for the fiscal year ended June 30, 2016, as amended, to incorporate the revised disclosure set forth in Exhibit A and that it will include appropriately updated disclosure in its quarterly reports on Form 10-Q and annual reports on Form 10-K filed hereafter.

Mr. Jim B. Rosenberg

May 12, 2017

Response 2:

In response to Ms. Mast’s and Mr. Luxenburg’s request for contractual support for the Company’s position that it is responsible for development activities in the XLRS program through completion of the Phase 1/2 clinical trial, which the Company estimated would occur over a two- to three- year period from the inception of the Biogen collaboration, and that it should recognize the applicable portion of the upfront payment as revenue during such period, the Company notes that the Biogen Collaboration Agreement defines “Pre-Funded Activities” and “Post-Funding Development Activities” as follows:

“1.207. “Pre-Funded Activities” means (a) with respect to the XLRS Program, any Development activities conducted under the XLRS Development Plan for the XLRS Product until the XLRS Product achieves FIH Trial Completion (emphasis added) and (b) with respect to the XLRP Program, any Development activities conducted under the XLRP Development Plan for a XLRP Product until the date that the IND for the XLRP Product becomes effective, in each case ((a) and (b)), that are designated under the applicable Development Budget to be funded by the R&D Pre-Funding.

1.205. “Post-Funding Development Activities” means, with respect to each Initial Licensed Program, any activities related to the Development of an Initial Licensed Product in such Initial Licensed Program under the applicable Development Plan that are not Pre-Funded Activities.”

The Company further notes that Sections 2.1.4 (a) and (b) of the Biogen Collaboration Agreement state in part:

(a) “Pre-Funded Activities for the Initial Licensed Programs. AGTC shall have the final decision-making authority for all matters related to the conduct of Pre-Funded Activities under any Development Plan for an Initial Licensed Program…”

(b) Post-Funding Development Activities for the Initial Licensed Programs. Biogen shall have the final decision-making authority for all matters related to the conduct of the Post-Funding Development Activities under any Development Plan for an Initial Licensed Program (emphasis added)…”

For the XLRS program, the Company received up-front consideration for Pre-Funded Activities “until the XLRS Product achieves FIH Trial Completion.” In this case “FIH Trial Completion” is the completion of the Phase 1/2 trial. The Company estimated the service period for this obligation in accordance with the “Initial XLRS Development Plan” agreed to by AGTC and Biogen.

Mr. Jim B. Rosenberg

May 12, 2017

The Company expects to perform additional services under the Biogen Collaboration Agreement, through regulatory approval and consistent with Section 3.1.1, assuming the results of the Pre-Funded Activities are successful. However, we note that the nature of those services are fundamentally different from Pre-Funded Activities because Biogen, as provided in Section 2.1.4 (b), has final decision-making authority related to all Post-Funding Development Activities and the Company is entitled to additional consideration for Post-Funding Development Activities. At the inception of the arrangement, the Company concluded that the obligation to perform Post-Funding Development Activities was a contingent deliverable as those activities would only be undertaken following successful outcomes from the “Pre-Funded Activities” and at the sole discretion of Biogen.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at (617) 832-1175 or, in my absence, Dan Clevenger at (617) 832-1283.

Sincerely,

/s/ Hemmie Chang
Hemmie Chang

cc:	Susan B. Washer, Applied Genetic Technologies Corporation Larry Bullock, Applied Genetic Technologies Corporation Ann VanLent, Applied Genetic Technologies Corporation Dan Clevenger, Foley Hoag, LLP

Mr. Jim B. Rosenberg

May 12, 2017

Exhibit A

(7)	Collaboration with Biogen:

On July 1, 2015, the Company entered into a Collaboration Agreement with Biogen, pursuant to which the Company and Biogen will collaborate to develop, seek regulatory approval for and commercialize gene therapy products to treat XLRS, XLRP, and discovery programs targeting three indications based on the Company’s adeno-associated virus vector technologies. The Collaboration Agreement became effective on August 14, 2015.

Under the Collaboration Agreement, the Company will conduct all development activities through regulatory approval in the United States for the XLRS program (with activities through Phase 1/2 completion being pre-funded under the agreement and any further activities subject to incremental consideration), and all development activities through the completion of the first in human clinical trial for the XLRP program (with activities through filing the IND being pre-funded under the agreement and any further activities subject to incremental consideration). In addition, the Collaboration Agreement provides for discovery programs targeting three indications whereby the Company will conduct discovery, research and development activities for those additional drug candidates through the stage of clinical candidate designation, after which, Biogen may exercise an option to continue to develop, seek regulatory approval for and commercialize the designated clinical candidate. In February 2016, the Company announced Biogen’s selection of adrenoleukodystrophy as the non-ophthalmic indication of the three discovery programs. Under the terms of the Collaboration Agreement, the Company, in part through its participation in joint committees with Biogen, will participate in overseeing the development and commercialization of these specific programs.

The Company has granted to Biogen with respect to the XLRS and XLRP programs, and upon exercise of the option for the applicable discovery program, an exclusive, royalty-bearing license, with the right to grant sublicenses, to use adeno-associated virus vector technology and other technology controlled by the Company for the licensed products or discovery programs developed under the Collaboration Agreement. Biogen and the Company have also granted each other worldwide licenses, with the right to grant sublicenses, of their respective interests in other intellectual property developed under the collaboration outside the licensed products or discovery programs.

Activities under the Collaboration Agreement were evaluated under ASC 605-25, Revenue Recognition—Multiple Element Arrangements, as amended by ASU 2009-13, Revenue Recognition (“ASC 605-25”), to determine if they represented a multiple element revenue arrangement. The Collaboration Agreement includes the following significant deliverables: (1) for each of the XLRS and XLRP programs, exclusive, royalty-bearing licenses, with the right to grant sublicenses, to use adeno-associated virus vector technology and other technology controlled by the Company for the purpose of researching, developing, manufacturing and commercializing licensed products developed under the arrangement (the “License Deliverables”); (2) for each of the three discovery programs, exercisable options to obtain exclusive licenses to develop, seek regulatory approval for and commercialize any of the designated clinical candidates under such discovery programs (the “Option Deliverables”); and (3) the performance obligations to conduct research and development activities through (a) regulatory approval in the United States, in the case of the XLRS program; (b) completion of the first in human clinical trial, in the case of the XLRP program; and (c) the stage of clinical candidate designation, in the case of each of the three discovery programs (the “R&D Activity Deliverables”).

Mr. Jim B. Rosenberg

May 12, 2017

The Company determined that all of the License Deliverables and Option Deliverables did not have stand-alone value and did not meet the criteria to be accounted for as separate units of accounting under ASC 605-25. The factors considered by the Company in making this determination included, among other things, the unique and specialized nature of its proprietary technology and intellectual property, and the development stages of each of the XLRS, XLRP and the discovery programs targeting three indications. Accordingly, the License Deliverables under each of the XLRS and XLRP programs and the Option Deliverables under each of the discovery programs have been combined with the initial, pre-funded R&D Activity Deliverables associated with each related program and as a result, the Company’s separate units of accounting under its collaboration with Biogen, comprise the XLRS program, the XLRP program, and each of the three discovery programs.

Under the Collaboration Agreement, the Company received a non-refundable upfront payment of $94.0 million in August 2015 which it recorded as deferred revenue. This upfront payment of $94.0 million was allocated among the separate units of accounting discussed above using the relative selling price method. In addition to the Collaboration Agreement, on July 1, 2015, the Company also entered into an equity agreement with Biogen. Under the terms of this equity agreement, Biogen purchased 1,453,957 shares of the Company’s common stock at a price of $20.63 per share, for an aggregate cash purchase price of $30.0 million which the Company also received in August 2015. The shares issued to Biogen represented approximately 8.1% of the Company’s outstanding common stock on a post-issuance basis, calculated on the number of shares that were outstanding at June 30, 2015, and constitute restricted securities that may not be resold by Biogen other than in a transaction registered under, or pursuant to an exemption from the registration requirements of, the Securities Act of 1933, as amended.

Accounting standards (FASB ASU 2009-13) for multiple element arrangements contain a presumption that separate contracts negotiated or entered into at or near to the same time with the same entity were likely negotiated as a package and should be evaluated as a single agreement. The Company determined that the price of $20.63 paid by Biogen included a premium of $7.45 per share over the fair value of the company’s stock price, calculated based upon the stock price on the date of close of the agreement and adjusted for lack of marketability due to restrictions. Accordingly, the total premium of $10.8 million was also recorded as deferred revenue and, together with the $94.0 million, allocated to the separate units of accounting identified above using the relative selling price method as discussed in Note 2 to these financial statements. The Company will record revenue based on the revenue recognition criteria applicable to each separate unit of accounting. For amounts received up-front and initially deferred, the Company will recognize the deferred revenue on a straight-line basis over the estimated service periods in which it is required to perform the research and development activities associated with each unit of accounting, anticipated to be between 2 and 3 years.

During the fiscal year ended June 30, 2016, the Company recognized revenue of approximately $46.8 million from its collaboration with Biogen. Below is a summary of the components of the collaboration revenue:

Mr. Jim B. Rosenberg

May 12, 2017

	Fiscal year ended June 30,
	2016	2015	2014
	(dollars in thousands)
Amortization of non-refundable upfront fees	$41,166	$—	$—
Milestone revenue	5,000	—	—
Other	585	—	—

Total collaboration revenue	$46,751	$—	$—

During the fiscal year ended June 30, 2016, the Company recorded and received $5.0 million of milestone revenue after having achieved a patient enrollment-based milestone under the Collaboration Agreement. Other revenue is primarily comprised of reimbursable costs for post-funding development activities that were conducted by the Company during the fiscal year.

As a result of the upfront payment of $94.0 million made by Biogen and achievement of the $5.0 million milestone as discussed above, the Company became liable to various research partner institutions for sub-license and other payments under existing agreements with such institutions. These agreements obligate the Company to pay to each research partner institution, amounts that range from 5% to 10% of certain proceeds received from collaboration and other arrangements, including any milestone payments received under such arrangements. Accordingly, the Company recorded total collaboration costs of approximately $12.0 million associated with such obligations, including $636,000 of expense that was settled during fiscal year 2016 by the issuance of 40,000 shares of the Company’s common stock to a research partner institution, pursuant to the terms of the existing agreement with that institution. The remainder of these sub-license and milestone fees were fully paid in cash during the fiscal year ended June 30, 2016.

The Company is also eligible to receive payments of up to $467.5 million based on the successful achievement of future milestones under its XLRS and XLRP programs. For XLRS, the Company is eligible to receive up to: (i) $40 million in milestone payments based upon the successful achievement of clinical milestones (relating to dosing in specified trials), (ii) $155 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories and (iii) $65 million in milestone payments based upon the achievement of worldwide sales targets. For XLRP, the Company is eligible to receive up to: (i) $42.5 million in milestone payments based upon successful achievement of clinical milestones (relating to dosing in specified trials), (ii) $102.5 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories and (iii) $62.5 million in milestone payments based upon the achievement of worldwide sales targets. In addition, the Company is eligible to receive payments of up to $592.5 million based on the exercise of the option for and the successful achievement of future milestones under its three discovery programs. Each discovery program is categorized as Category A, Category B or Category C depending on the nature of the indication it seeks to address. For Category A, the Company is eligible to receive payments of up to: (i) $20 million based upon the successful achievement of clinical milestones (relating to dosing in specified trials) and (ii) $70 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories. For Category B, the Company is eligible to receive payments of up to: (i) $27.5 million based upon the successful achievement of clinical milestones (relating to dosing in specified trials) and

Mr. Jim B. Rosenberg

May 12, 2017

(ii) $105 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories. For Category C, the Company is eligible to receive payments of up to: (i) $40 million based upon the successful achievement of clinical milestones (relating to dosing in specified trials) and (ii) $140 million in milestone payments based upon the achievement of regulatory approvals and first commercial sale in specified territories. Under certain limited circumstances, if there are discovery products from more than one discovery program in any of Category A, Category B or Category C, then the milestone payments under the applicable category shall be payable for the applicable discovery product from each such discovery program to achieve the specified milestones.

Biogen will also pay revenue-based royalties for each licensed product at tiered rates ranging from high single digit to mid-teen percentages of annual net sales of the XLRS or XLRP products and at rates ranging from mid-single digit to low-teen percentages of annual net sales for the discovery products. The Company has elected to apply the guidance in ASC 605-28 to the milestones. These milestones, if achieved, are substantive as they relate solely to past performance, are commensurate with estimated enhancement of value associated with the achievement of each milestone as a result of the Company’s performance and are reasonable when compared to other consideration amounts payable under the Collaboration Agreement; however, there can be no assurance that the Company will achieve the milestones or that the Company will receive the related revenue. Due to the uncertainty surrounding the achievement of the future milestones, such payments were not considered fixed or determinable at the inception of the Collaboration Agreement and accordingly, will not be recognized as revenue unless and until they become earned. The Company is not able to reasonably predict if and when the remaining milestones will be achieved.